SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 26TH, 2019

DATE, TIME AND PLACE: June 26th, 2019, at 9.00 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Gesner José de Oliveira Filho, Herculano Anibal Alves, Piergiorgio Peluso, Pietro Labriola and Elisabetta Romano, either in person or by means of audio or videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Messrs. Agostino Nuzzolo and Raimondo Zizza.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To resolve on the Policies of Engagement, Management of Intangible Assets and Management of Climate Change; (4) To resolve on the proposal of the Share Repurchase Plan; (5) To present the result of the Self-Assessment Questionnaire of the Board of Directors’ members; and (6) To resolve on the agreement(s) for the supply of services between the subsidiary of the Company, TIM S.A., and TI Sparkle Brasil Telecomunicações Ltda.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledgedon the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on June 25th, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledgedon the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on June 25th, 2019, as per Mr. Herculano Anibal Alves’ report, Chairman of the CCR.

(3) Approvedthe following Policies: (i) Engagement; (ii) Management of Intangible Assets; and (iii) Management of Climate Change, according to the material presented which is filed at the Company's head offices.

(4) The Board members acknowledged the results of the last Repurchase of Shares Programs, approved at the Company’s Board of Directors meetings held on October 2nd, 2017 (“Program 1”) and October 23rd, 2018 (“Program 2”), respectively, and approved the closure of the latter, as well as the opening of a new Repurchase of Shares Program ("Program 3"), pursuant to Article 22, V, of the Company's By-laws and Article 5 of CVM Instruction No. 567, with the following conditions:

(4.1) Purpose: to acquire shares issued by the Company to cover the exercise of stock options under the Plan Company's Long-Term Incentive Plan ("Plan") or for eventual cancellation, without reduction of capital stock.

(4.2) Number of shares that may be acquired: up to nine hundred and thirty thousand, four hundred and sixty-six (930,466) common shares of the Company ("Shares") may be acquired, corresponding to zero, point, zero, four percent (0.04%) of the Company’s total common shares or zero, point, twelve percent (0.12%) of total outstanding shares (free float). The Board of Executive Officers may decide the best moment, within the term of the Program, to carry out the Shares acquisitions, and perform in one or several opportunities.

(4.3) The Program shall begin on the date of the Board of Directors' resolution, remaining in force until June 30th, 2020, with the acquisitions carried out on the Stock Exchange (B3 S.A. - Brasil, Bolsa e Balcão) at market prices, observing applicable legal and regulatory limits.

(4.4) Intermediary financial institution: GENIAL INVESTIMENTOS CORRETORA DE VALORES MOBILIÁRIOS S.A. (ex-Brasil Plural CCTVM S/A), established at Rua Surubim, 373, 1º andar, São Paulo/SP, CEP 04571-050.

(4.5) Resources to be used: the resources of the capital and profit reserves, which total nine billion, nine hundred and thirty-nine million, nine hundred and forty-eight thousand, six hundred and eight-seven Reais and eighteen cents (R$9,939,948,687.18) will be used, according to the Interim Financial Statements, dated as of March 31st, 2019, except for the reserves referred in the Article 7, paragraph 1, of CVM Instruction No. 567 of September 17th, 2015 ("ICVM 567").

(4.6) Pursuant to Article 5 of ICVM 567, the members of the Company's Board of Directors provided the information contained in Appendix I to these minutes, and authorized the Company's Executive Officers to perform all necessary acts to complete the transaction.

(5) Acknowledged on the results of the Self-Assessment Questionnaire, answered by the Board of Directors Members, for the year 2018, and discussed their results and possible adjustments for improvement of the Board’s activities.

(6) Approved the agreements for the supply of services between the subsidiary of the Company, TIM S.A., and TI Sparkle Brasil Telecomunicações Ltda., based on the CAE’s favorable opinion at its meeting held on June 25th, 2019, and according to the material presented, which is filed at the Company's head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Alberto Emmanuel Carvalho Whitaker, Carlo Nardello, Gesner José de Oliveira Filho, Herculano Anibal Alves, Piergiorgio Peluso, Pietro Labriola, and Elisabetta Romano.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 26th, 2019.

JAQUES HORN
Secretary

APPENDIX I
APPENDIX 30-XXXVI OF CVM 480 INSTRUCTION

  Justify in detail the objective and expected economic effects of the operation:
  The purpose of the Share Buyback Program is to acquire shares issued by the Company to cover the exercise of the options of acquisition of shares under the Company’s Long-Term Incentive Plan (“Plan”) or for eventual cancellation, with no capital reduction.

  Inform the number of shares (i) for free float and (ii) already held in treasury:
  There are currently 808,278,409 (eight hundred and eight million, two hundred and seventy-eight thousand, four hundred and nine) common shares on free float and 659,454 (six hundred and fifty-nine thousand, four hundred and fifty-four) common shares held in treasury.

  Inform the number of shares that may be acquired or sold:
  Up to 930,466 (nine hundred and thirty thousand, four hundred and sixty-six) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which correspond to 0.04% of the total common shares of the Company or 0.12% of the total free float shares. The Company’s Board of Statutory Officers may decide the best moment, within the term of the Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

  Describe the main characteristics of the derivative instruments that the company may use, if any:
  Not applicable.

  Describe, if any, any agreements or voting guidelines that exist between the company and the counterpart of the:
  Not applicable.

  In the case of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price by which the shares will be acquired (sold); and b. if applicable, the reasons which justify the operation at prices higher than 10% (ten percent), in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous ten (10) trading sessions:
  Not applicable.

  Inform, if any, the impacts that the negotiation will have on the composition of the shareholder control or the administrative structure of the company
  Not applicable.

  Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules applicable to this subject, also provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009.
  Not applicable.

  Indicate the allocation of resources received, if applicable:
  In the event of the sale of shares acquired in the context of the Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

  Indicate the maximum period for the settlement of authorized transactions
  Beginning on the date of the Board of Directors' resolution, remaining in force until June 30th, 2020, with the acquisitions being carried out on Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

  Identify the institutions that will act as intermediaries, if any:
  GENIAL INVESTIMENTOS CORRETORA DE VALORES MOBILIÁRIOS S.A. (ex-Brasil Plural CCTVM S/A), with offices at Rua Surubim, 373, 1st floor, São Paulo/SP, CEP 04571-050.

  Specify the resources available to be used, in the form of art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015:
  The resources to be used are comprised of the balances of capital and profit reserves, which total R$9,939,948,687.18 (nine billion, nine hundred and thirty-nine million, nine hundred and forty-eight thousand, six hundred and eighty-seven reais and eighteen centavos), as per the Interim Financial Statements dated as of March 31, 2019, except for the reserves pursuant to art. 7, paragraph 1, of CVM Instruction No. 567.

  Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends:

  Taking into account that the buyback’s objective is to cover the exercise of stock options under the Plan, limiting the acquisition up to 930,466 (nine hundred and thirty thousand, four hundred and sixty-six) Shares that, quoted as of June 25, 2019, amount to R$10,932,976.50 (ten million, nine hundred and thirty two thousand, nine hundred seventy six reais and fifty cents), the Members of the Board of Directors of the Company understand that the Share Buyback Program will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends, since, according to the Interim Financial Statements as of March 31, 2019, the Company's cash position is of R$915,049,991.63 (nine hundred and fifteen million, forty-nine thousand, nine hundred and ninety-one reais and sixty-three centavos) .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 26, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.